                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                           DAWSON GEOPHYSICAL COMPANY
                                (Name of Issuer)


                         COMMON STOCK, $.331/3 PAR VALUE
                         (Title of Class of Securities)


                                   239359 10 2
                                 (CUSIP Number)

                            MR. RICHARD E. BLOHM, JR.
                              1415 LOUISIANA STREET
                              HOUSTON, TEXAS 77002
                                 (713) 739-6500
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:


                              MR. JOHN R. BRANTLEY
                          BRACEWELL & PATTERSON, L.L.P.
                        711 LOUISIANA STREET, SUITE 2900
                              HOUSTON, TEXAS 77002
                                  713-223-2900


                               SEPTEMBER 29, 1999
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                Page 1 of 7 Pages

                                                            Page 2 of 7 Pages

CUSIP NO.: 239359 10 2

                         AMENDMENT NO. 7 TO SCHEDULE 13D
===============================================================================
      1       Name of Reporting Person; S.S. or IRS Identification Number

              Pebbleton Corporation N.V.
-------------------------------------------------------------------------------
      2       Check the Appropriate Box If A Member of a Group
                                                                    (a) [ ]
                                                                    (b) [X]
-------------------------------------------------------------------------------
      3       SEC Use Only

-------------------------------------------------------------------------------
      4       Source of Funds

              WC
-------------------------------------------------------------------------------
      5       Check Box If Disclosure of Legal Proceedings Is Required
              Pursuant to Item 2(d) or 2(e)

                                                                        [ ]
-------------------------------------------------------------------------------
      6       Citizenship or Place of Organization

              Netherlands Antilles
-------------------------------------------------------------------------------
      7       Sole Voting Power

              0
-------------------------------------------------------------------------------
      8       Shared Voting Power

              914,300
-------------------------------------------------------------------------------
      9       Sole Dispositive Power

              0
-------------------------------------------------------------------------------
     10       Shared Dispositive Power

              914,300
-------------------------------------------------------------------------------
     11       Aggregate Amount Beneficially Owned by Each Reporting Person

              914,300
-------------------------------------------------------------------------------
     12       Check Box If the Aggregate Amount in Row (11) Excludes
              Certain Shares

              [X]
-------------------------------------------------------------------------------
     13       Percent of Class Represented by Amount in Row (11)

              16.9%
-------------------------------------------------------------------------------
     14       Type of Reporting Person

              CO
===============================================================================

                                                             Page 3 of 7 Pages

CUSIP NO.:239359 10 2

                         AMENDMENT NO. 7 TO SCHEDULE 13D
===============================================================================
      1       Name of Reporting Person; S.S. or IRS Identification Number

              Issam M. Fares
-------------------------------------------------------------------------------
      2       Check the Appropriate Box If A Member of a Group
                                                                    (a) [ ]
                                                                    (b) [X]
-------------------------------------------------------------------------------
      3       SEC Use Only

-------------------------------------------------------------------------------
      4       Source of Funds

              AF
-------------------------------------------------------------------------------
      5       Check Box If Disclosure of Legal Proceedings Is Required
              Pursuant to Item 2(d) or 2(e)

                                                                        [ ]
-------------------------------------------------------------------------------
      6       Citizenship or Place of Organization

              Lebanese
-------------------------------------------------------------------------------
      7       Sole Voting Power

              0
-------------------------------------------------------------------------------
      8       Shared Voting Power

              914,300
-------------------------------------------------------------------------------
      9       Sole Dispositive Power

              0
-------------------------------------------------------------------------------
     10       Shared Dispositive Power

              914,300
-------------------------------------------------------------------------------
     11       Aggregate Amount Beneficially Owned by Each Reporting Person

              914,300
-------------------------------------------------------------------------------
     12       Check Box If the Aggregate Amount in Row (11) Excludes
              Certain Shares

              [X]
-------------------------------------------------------------------------------
     13       Percent of Class Represented by Amount in Row (11)

              16.9%
-------------------------------------------------------------------------------
     14       Type of Reporting Person

              IN
===============================================================================

                                                             Page 4 of 7 Pages


                                  SCHEDULE 13D
                                 AMENDMENT NO. 7


         Unless otherwise defined or indicated in this Amendment No. 7, capitalized terms which are used herein and are defined in the Schedule 13D filed October 16, 1998, as heretofore amended ("Original 13D"), shall have the meanings assigned to them in the Original 13D. All information herein with respect to Dawson Geophysical Company, a Texas corporation, is to the best knowledge and belief of the Reporting Persons, as defined herein.

Item 5.  Interest in Securities of the Issuer.

         (a) As set forth herein, Pebbleton owns 914,300 shares of Common Stock of the Issuer, which represents approximately 16.9% of the Common Stock outstanding as of June 30, 1999, as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 1999 and filed with the Securities and Exchange Commission ("Commission") on August 2, 1999. See Item 4.

         (b) Mr. Fares may be deemed to beneficially own and thereby share voting and dispositive power over the shares of Common Stock described herein which are held by Pebbleton. See Item 2 of the Original 13D.

         (c) Set forth in Exhibit A to this Amendment No. 7 is a list of all transactions effected in the Issuer's Common Stock by Pebbleton within the past sixty days, including (i) the identity of the person effecting transactions in the Issuer's Common Stock; (ii) the date of the transaction; (iii) the amount of securities involved; (iv) the price per share of Common Stock; and (v) where and how the transaction was effected. Other than the transactions described in this
Item 5, none of the Reporting Persons nor to the knowledge of the Reporting Persons, any of their officers or directors, has effected any transactions in the Common Stock during the preceding sixty days.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A -- Transactions in the Common Stock by Pebbleton

                                                             Page 5 of 7 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: October 4, 1999.               PEBBLETON CORPORATION N.V.
                                      By:  Issam M. Fares, Managing Director


                                      By: /s/ Richard E. Blohm, Jr.
                                          ---------------------------------
                                          Richard E. Blohm, Jr.
                                          Attorney in Fact


Dated: October 4, 1999.               Issam M. Fares



                                      By: /s/ Richard E. Blohm, Jr.
                                          ---------------------------------
                                          Richard E. Blohm, Jr.
                                          Attorney in Fact

                                                             Page 6 of 7 Pages

                                INDEX TO EXHIBITS


         Exhibit A         Transactions in the Common Stock by Pebbleton